IBEX RESOURCES CORP.
530 -1015 4TH Street, S.W.
Calgary, Alberta, Canada

October 21, 2008

Via Facsimile: (202) 772-9368 and Regular US Mail

Mail Stop 7010

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Division of Corporate Finance
100 F Street N.E.
Washington, DC  20549

Attention:  John Lucas

Re:           Ibex Resources Corporation
Registration Statement on Form S-1
Filed October 7, 2008
File No. 333-153881

Form S-1

Directors, executive officers, promoters and control persons, page 34

1.
please revise or supplement the biographical disclosure of your principal executive officer and director, harry bygdnes, to include a description of his business experience during the five years that immediately preceded the filing of your registration statement.

In response to this comment, the biographical disclosure of Harry Bygdnes has been revised as follows:

Harry Bygdnes.  Mr. Bygdnes is our CEO, CFO, President, Secretary, Treasurer and sole director. From June 2006 until the present time Mr. Bygdnes has been the President and Director of County Line Energy Corp., a Nevada corporation which owns oil and gas assets in Alberta. From September 2003 to June 2006, Mr. Bygdnes was retired.  Mr. Bygdnes holds a BSc. in Physics and Mathematics from the University of British Columbia.

Sincerely,

IBEX RESOURCES CORP.

/s/Harry Bygdnes
Harry Bygdnes